UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 13, 2010, Delhaize “The Lion” Nederland B.V. (the “Offeror”), a subsidiary of Delhaize Group S.A., commenced publication in Greece of the Information Circular (the “Information Circular”) in connection with its previously announced offer to purchase any and all of the common registered shares of “Alfa-Beta” Vassilopoulos S.A. (“Alfa-Beta”), each having a nominal value of 1.50 Euro (the “Shares”), that are not already owned by the Offeror, at a price of €35.73 per Share (the “Tender Offer”). The Shares are listed and traded on the “Low Dispersion and Specific Features” of the “Securities Market” of the Athens Exchange. The period of time during which the shareholders of Alfa-Beta may accept the Tender Offer commences on April 14, 2010 at 8:00 am (Greek time) and expires on May 12, 2010 at the end of the business hours of banks operating in Greece. An English language translation of the Information Circular is attached as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	April 13, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

EXHIBITS

Exhibit No.	Description

99.1	Information Circular of the Offeror dated April 8, 2010 regarding the Tender Offer (English translation)